SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

VERAZ NETWORKS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

923359103

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 17 Pages

Exhibit Index Contained on Page 15

CUSIP NO. 923359103	13 G	Page 2 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Star Bay Partners, L.P. (“SB I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,313,008 shares, except that APH Capital Management, LLC (“APH”), the general partner of SB I, and Levensohn Venture Partners, LLC (“LVP”), the managing member of APH, may be deemed to have sole power to vote these shares, and Pascal Levensohn (“Levensohn”), the sole manager of LVP, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,313,008 shares, except that APH, the general partner of SB I, and LVP, the managing member of APH, may be deemed to have sole power to dispose of these shares, and Levensohn, the sole manager of LVP, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,313,008
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 923359103	13 G	Page 3 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Star Bay Technology Ventures IV, L.P. (“SB IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
915,523 shares, except that Levensohn Capital Partners II, LLC (“LCP II”), the general partner of SB IV, and LVP, the managing member of LCP II, may be deemed to have sole power to vote these shares, and Levensohn, the sole manager of LVP, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
915,523 shares, except that LCP II, the general partner of SB IV, and LVP, the managing member of LCP II, may be deemed to have sole power to dispose of these shares, and Levensohn, the sole manager of LVP, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,523
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 923359103	13 G	Page 4 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Star Bay Associates Fund, L.P. (“SB Associates”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
45,850 shares, except that LCP II, the general partner of SB Associates, and LVP, the managing member of LCP II, may be deemed to have sole power to vote these shares, and Levensohn, the sole manager of LVP, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
45,850 shares, except that LCP II, the general partner of SB Associates, and LVP, the managing member of LCP II, may be deemed to have sole power to dispose of these shares, and Levensohn, the sole manager of LVP, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,850
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 923359103	13 G	Page 5 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Star Bay Entrepreneurs Fund, L.P. (“SB Entrepreneurs”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
82,634 shares, except that LCP II, the general partner of SB Entrepreneurs, and LVP, the managing member of LCP II, may be deemed to have sole power to vote these shares, and Levensohn, the sole manager of LVP, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
82,634 shares, except that LCP II, the general partner of SB Entrepreneurs, and LVP, the managing member of LCP II, may be deemed to have sole power to dispose of these shares, and Levensohn, the sole manager of LVP, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,634
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 923359103	13 G	Page 6 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON APH Capital Management, LLC (“APH”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,313,008 shares, of which all are directly owned by SB I.  APH, the general partner of SB I, may be deemed to have sole power to vote these shares, except that LVP, the managing member of APH, may be deemed to have sole power to vote these shares, and Levensohn, the sole manager of LVP, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,313,008 shares, of which all are directly owned by SB I.  APH, the general partner of SB I, may be deemed to have sole power to dispose of these shares, except that LVP, the managing member of APH, may be deemed to have sole power to dispose of these shares, and Levensohn, the sole manager of LVP, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,313,008
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 923359103	13 G	Page 7 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Levensohn Capital Partners II, LLC (“LCP II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,044,007 shares, of which 915,523 are directly owned by SB IV, 45,850 are directly owned by SB Associates and 82,634 are directly owned by SB Entrepreneurs.  LCP II, the general partner of each of SB IV, SB Associates and SB Entrepreneurs, may be deemed to have sole power to vote these shares, except that LVP, the managing member of LCP II, may be deemed to have sole power to vote these shares, and Levensohn, the sole manager of LVP, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,044,007 shares, of which 915,523 are directly owned by SB IV, 45,850 are directly owned by SB Associates and 82,634 are directly owned by SB Entrepreneurs.  LCP II, the general partner of each of SB IV, SB Associates and SB Entrepreneurs, may be deemed to have sole power to dispose of these shares, except that LVP, the managing member of LCP II, may be deemed to have sole power to dispose of these shares, and Levensohn, the sole manager of LVP, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,044,007
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 923359103	13 G	Page 8 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Levensohn Venture Partners, LLC (“LVP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,357,015 shares, of which 1,313,008 are directly owned by SB I, 915,523 are directly owned by SB IV, 45,850 are directly owned by SB Associates and 82,634 are directly owned by SB Entrepreneurs.  LVP is the managing member of each of APH, the general partner of SB I, and LCP II, the general partner of SB IV, SB Associates and SB Entrepreneurs, and may be deemed to have sole power to vote such shares, except APH, the general partner of SB I, and LCP II, the general partner of SB IV, SB Associates and SB Entrepreneurs, may be deemed to have sole power to vote these shares, and Levensohn, the sole manager of LVP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
2,357,015 shares, of which 1,313,008 are directly owned by SB I, 915,523 are directly owned by SB IV, 45,850 are directly owned by SB Associates and 82,634 are directly owned by SB Entrepreneurs.  LVP is the managing member of each of APH, the general partner of SB I, and LCP II, the general partner of SB IV, SB Associates and SB Entrepreneurs, and may be deemed to have sole power to dispose of such shares, except APH, the general partner of SB I, and LCP II, the general partner of SB IV, SB Associates and SB Entrepreneurs, may be deemed to have sole power to dispose of these shares, and Levensohn, the sole manager of LVP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,357,015
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 923359103	13 G	Page 9 of 17

1	NAME OF REPORTING PERSON Pascal Levensohn (“Levensohn”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,470,181 shares, of which 104,000 are directly owned by Levensohn, 9,166 shares are issuable upon the exercise of options, 1,313,008 are directly owned by SB I, 915,523 are directly owned by SB IV, 45,850 are directly owned by SB Associates and 82,634 are directly owned by SB Entrepreneurs.  Levensohn is the sole manager of LVP, the managing member of each of LCP II and APH. APH is the general partner of SB I and LCP II is the general partner of SB IV, SB Associates and SB Entrepreneurs, and Levensohn may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER 0 shares
7

SOLE DISPOSITIVE POWER
2,470,181 shares, of which 104,000 are directly owned by Levensohn, 9,166 shares are issuable upon the exercise of options, 1,313,008 are directly owned by SB I, 915,523 are directly owned by SB IV, 45,850 are directly owned by SB Associates and 82,634 are directly owned by SB Entrepreneurs.  Levensohn is the sole manager of LVP, the managing member of each of LCP II and APH. APH is the general partner of SB I and LCP II is the general partner of SB IV, SB Associates and SB Entrepreneurs, and Levensohn may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,470,181
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 923359103	13 G	Page 10 of 17

This Amendment No. 1 to Schedule 13G amends and restates in its entirety the Schedule 13G initially filed on April 18, 2008 (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).

NAME OF ISSUER
Veraz Networks, Inc.

ITEM 1(B).

NAME OF ISSUER

926 Rock Avenue, Suite 20
San Jose, CA 95131

ITEM 2(A).

NAME OF PERSONS FILING

This statement is filed by Star Bay Partners, L.P., a California limited partnership (“SB I”), Star Bay Technology Ventures IV, L.P., a Delaware limited partnership (“SB IV”), Star Bay Associates Fund, L.P., a California limited partnership (“SB Associates”), Star Bay Entrepreneurs Fund, L.P., a California limited partnership (“SB Entrepreneurs”), APH Capital Management, LLC, a California limited liability company (“APH”), Levensohn Capital Partners II, LLC, a California limited liability company (“LCP II”), Levensohn Venture Partners, LLC, a California limited liability company (“LVP”), and Pascal Levensohn (“Levensohn”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

APH, the general partner of SB I, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by SB I.  LCP II, the general partner of SB IV, SB Associates and SB Entrepreneurs, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by SB IV, SB Associates and SB Entrepreneurs.  LVP, the managing member of APH and LCP II, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by SB I, SB IV, SB Associates and SB Entrepreneurs.  Levensohn is the sole manager of LVP and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by SB I, SB IV, SB Associates and SB Entrepreneurs.

ITEM 2(B).

ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

Levensohn Venture Partners

260 Townsend Street, Suite 600
San Francisco, CA 94107

ITEM 2(C)

CITIZENSHIP

SB I, SB Associates, and SB Entrepreneurs are California limited partnerships.  SB IV is a Delaware limited partnership.  APH, LCP II and LVP are California limited liability companies.  Levensohn is a United States citizen.

ITEM 2(D)

TITLE OF CLASS OF SECURITIES

Common Stock

ITEM 2(E)

CUSIP NUMBER

923359103

ITEM 3

Not applicable.

CUSIP NO. 923359103	13 G	Page 11 of 17

ITEM 4.

OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6

OWNERSHIP OF MORE THAN FIVE PERCENT OF ANOTHER PERSON

Not applicable.

ITEM 7

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

CUSIP NO. 923359103	13 G	Page 12 of 17

ITEM 8

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9

NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10

CERTIFICATION

Not applicable.

CUSIP NO. 923359103	13 G	Page 13 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2009

STAR BAY TECHNOLOGY VENTURES IV, L.P.

STAR BAY ASSOCIATES FUND, L.P.

STAR BAY ENTREPRENEURS FUND, L.P.

By:  LEVENSOHN CAPITAL PARTNERS II, LLC

Its General Partner

By:  LEVENSOHN VENTURE PARTNERS, LLC

Its Managing Member

By:

/s/ Pascal Levensohn

Pascal Levensohn

Sole Manager

STAR BAY PARTNERS, L.P.

By:  APH CAPITAL MANAGEMENT, LLC

Its General Partner

By:  LEVENSOHN VENTURE PARTNERS, LLC

Its Managing Member

By:

/s/ Pascal Levensohn

Pascal Levensohn

Sole Manager

APH CAPITAL MANAGEMENT, LLC

By:  LEVENSOHN VENTURE PARTNERS, LLC

Its Managing Member

By:

/s/ Pascal Levensohn

Pascal Levensohn

Sole Manager

CUSIP NO. 923359103	13 G	Page 14 of 17

LEVENSOHN CAPITAL PARTNERS II, LLC

By:  LEVENSOHN VENTURE PARTNERS, LLC

Its Managing Member

By:

/s/ Pascal Levensohn

Pascal Levensohn

Sole Manager

LEVENSOHN VENTURE PARTNERS, LLC

By:

/s/ Pascal Levensohn

Pascal Levensohn

Sole Manager

PASCAL LEVENSOHN

By:

/s/ Pascal Levensohn

Pascal Levensohn

CUSIP NO. 923359103	13 G	Page 15 of 17

EXHIBIT INDEX

Found on Sequentially Numbered Page
Exhibit
Exhibit A: Agreement of Joint Filing	16

CUSIP NO. 923359103	13 G	Page 16 of 17

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 11, 2009

STAR BAY TECHNOLOGY VENTURES IV, L.P.

STAR BAY ASSOCIATES FUND, L.P.

STAR BAY ENTREPRENEURS FUND, L.P.

By:  LEVENSOHN CAPITAL PARTNERS II, LLC

Its General Partner

By:  LEVENSOHN VENTURE PARTNERS, LLC

Its Managing Member

By:

/s/ Pascal Levensohn

Pascal Levensohn

Sole Manager

STAR BAY PARTNERS, L.P.

By:  APH CAPITAL MANAGEMENT, LLC

Its General Partner

By:  LEVENSOHN VENTURE PARTNERS, LLC

Its Managing Member

By:

/s/ Pascal Levensohn

Pascal Levensohn

Sole Manager

APH CAPITAL MANAGEMENT, LLC

By:  LEVENSOHN VENTURE PARTNERS, LLC

Its Managing Member

By:

/s/ Pascal Levensohn

Pascal Levensohn

Sole Manager

CUSIP NO. 923359103	13 G	Page 17 of 17

LEVENSOHN CAPITAL PARTNERS II, LLC

By:  LEVENSOHN VENTURE PARTNERS, LLC

Its Managing Member

By:

/s/ Pascal Levensohn

Pascal Levensohn

Sole Manager

LEVENSOHN VENTURE PARTNERS, LLC

By:

/s/ Pascal Levensohn

Pascal Levensohn

Sole Manager

PASCAL LEVENSOHN

By:

/s/ Pascal Levensohn

Pascal Levensohn